UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

COMMUNICATION OF RELEVANT INFORMATION

Promotora de Informaciones, S.A. (PRISA) announces the following relevant information, under the provisions of article 82 of Spanish Securities Market Act (“Ley del Mercado de Valores”).

Following the Relevant Information dated May 8, 2014 with registration CNMV No. 205101, in relation to the procedure for the mandatory conversion of PRISA Class B convertible non-voting shares into PRISA Class A common shares, the Company reminds the essential aspects of that procedure:

1.	Mandatory conversion of non-voting Class B shares into Class A common shares:

The mandatory conversion of non-voting Class B shares into Class A common shares will take place forty-two (42) months after the date of their issue, that is, as from the first day following 30 May 2014. Consequently, all non-voting Class B shares still outstanding will be subject to the mandatory conversion procedure.

2.	Trading of the non-voting Class B shares:

The non-voting Class B shares will be delisted from the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges and from trading in the Continuous Market simultaneously to the admission to trading of the new Class A common shares.

3.	Conversion ratio:

Taking into account that the average of the weighted average trading prices of PRISA Class A common shares on the Spanish Continuous Market for at least the last year has been significantly less than 2.00 euros, is almost inevitable that the conversion ratio is amended in accordance with the provisions of paragraph (ii) of article 6.2 (b) of the by-laws, and that the conversion ratio is fixed at the maximum provided, that is, at 1.33 Class A common shares for each non-voting Class B convertible currently outstanding

Consequently, for the delivery of additional Class A common shares resulting from the modification of the conversion ratio (0.33 Class A common shares for each non-voting Class B convertible) the relevant capital increase will be carried out by a charge against the issue premium reserve created when the Class B convertible non-voting shares were issued. All holders of non-voting Class B shares appearing in the accounting records at the end of 30 May 2014 shall be entitled with the right of free allocation of the new shares in this capital increase.

PRISA will perform all actions necessary for the mandatory conversion of Class B non-voting shares and the delivery of the Class A common shares (both 1 to 1 conversion and the modified conversion ratio 0.33 to 1) as from the first day following the 30 May 2014.

Among such actions granting a trading period of the rights of free allocation of the new shares in the aforementioned capital increase for the delivery of the additional Class A common shares resulting from the modification of the conversion ratio (0.33 Class A common shares for each non- voting Class B convertible) shall be included. In this regard, the company will publish the required notice in BORME, expected on 28 May 2014.

Consequently, the delivery of the Class A common shares resulting from the mandatory conversion (both 1-1 conversion and the modified conversion ratio 0.33 to 1) is expected to become effective during the month of July 2014, after compliance with the formalities and implementation of the required actions.

4.	Payment of preferential dividend on non-voting Class B shares in connection with the mandatory conversion:

The Annual General Shareholders Meeting of PRISA held on 28 April 2014 resolved to pay in Class A common shares the preferential minimum annual dividend on Class B shares for 2013 and the pro rata part of that dividend accrued during 2014 up to the mandatory conversion date for the Class B shares, by means of a capital increase by a charge against the issue premium reserve created when the Class B convertible non-voting shares were issued.

All holders of non-voting Class B shares appearing in the accounting records at the end of 30 May 2014 will be entitled to receive said dividend and will be awarded the rights to receive ordinary Class A shares free of charge in the aforesaid capital increase.

PRISA will take the necessary actions to execute the capital increase needed for payment in Class A common shares of the preferential minimum annual dividend of Class B shares for 2013 and of the pro rata part of that dividend accrued during 2014 up to the date of mandatory conversion of the Class B shares, as soon as said mandatory conversion falls due, that is, as from the first day following 30 May 2014.

Among such actions granting a trading period of the rights of free allocation of the new shares in the aforementioned capital increase for the payment of the minimum dividend shall be included. In this regard, the company will publish the required notice in BORME, expected on 28 May 2014.

Consequently, the dividend payment is expected to take place during the month of July 2014, after compliance with the formalities and performance of the required actions, in a similar manner and according to the same procedure and timetable as followed for payment of the annual minimum dividend in previous years.

Madrid, 26 May 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

May 27, 2014	By:	/s/ Antonio García-Mon
Name: Antonio García-Mon
Title: Secretary of the Board of Directors